January 17, 2014

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-4720

Attention: Mary Cole

Re:

Conestoga SMid Cap Fund

File Nos. 811-21120 and 333-90720

Dear Ms. Cole:

On behalf of the Conestoga Funds (the “Registrant”), I am writing this letter in response to comments we received from you on December 11, 2013 on the post-effective amendment to Registrant’s registration statement on Form N-1A filed with respect to the Conestoga SMid Cap Fund.  Our responses (in bold) follow your comments:

SUMMARY PROSPECTUS

1.

Comment:  In regards to the Annual Fund Operating Expenses table, please confirm there are no acquired fund fees and expenses to report.

Response:

 Registrant confirms there are no acquired fund fees and expenses to report.

2.

Comment: If there are any exclusions to the fee waiver please include a discussion of same in footnote 3 to the Annual Fund Operating Expenses table.

      Response:  Registrant will revise footnote 3 so that it reads as follows: “Conestoga Capital Advisors, LLC (the “Adviser”) has contractually agreed to limit the Fund’s ‘Total Annual Fund Operating Expenses’(excluding Rule 12b-1 fees, shareholder servicing fees, interest, taxes, brokerage commissions, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of such Fund’s business) to...”

3.

Comment:  Footnote 3 to the Annual Fund Operating Expenses table states that the contractual expense limitation is “subject to termination at any time at the option of the Fund.”  Please confirm that by “Fund” you mean “Board of Trustees.”

Response:  Registrant confirms that “Fund” means “Board of Trustees” and will make this change in Footnote 3.

4.

Comment:  Please confirm whether the Fund will charge 12b-1 distribution fees.

Response:  Registrant confirms that it does not plan to charge any 12b-1 distribution fees.  Please note that the Fund does have a service fee, which was approved as a “defensive” 12b-1 plan.

5.

Comment: Please confirm whether the Fund will invest in emerging markets as a principal strategy.  If the Fund will invest in emerging markets as a principal strategy, please provide strategy and risk descriptions to this effect.

Response: Registrant confirms that the Fund will not invest in emerging markets as a principal strategy.

6.

Comment: Under “Portfolio Managers,” please add the date when the portfolio managers started managing the Fund.

      Response: Registrant will add the following disclosure: “The lead portfolio managers and co-portfolio managers have been managing the Fund since 2014.”

STATUTORY PROSPECTUS

7.

Comment:  Under “Principal Investments – Additional Information,” there is the following disclosure:  “the Fund may hold all or a portion of its assets in cash or in short-term money market instruments.”  Please include disclosure that such instruments will be held for temporary defensive purposes in response to market conditions.

      Response: Registrant has included disclosure that holding all or a portion of its assets in cash or short-term money market instruments will only occur “for cash management or temporary defensive purposes in response to market conditions.”

8.

Comment:  Under “Principal Investments – Additional Information,” please disclose whether the Fund’s investment objective may be changed without a vote of shareholders.

      Response: The Registrant confirms that the Fund’s investment objective, long-term growth of capital, is fundamental and may not be changed except by the vote of a majority (as such term is defined in the Investment Company Act of 1940, as amended) of the Fund’s outstanding voting shares.

*  *  *

We thank you for your assistance.  If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-3328.

Very truly yours,

/s/ Andrew E. Seaberg

Andrew E. Seaberg

AES

cc: Joshua B. Deringer, Esq.

Duane R. D’Orazio